As filed with the Securities and Exchange Commission on January 31, 2006
                                                     Registration No. 333-118892
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                             ----------------------


     (Exact name of Registrar as Specified in its Articles of Incorporation)

                             ----------------------

                               AU Optronics Corp.
                   (Translation of issuer's name into English)

                             ----------------------

                            Taiwan, Republic of China
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                             ----------------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             ----------------------

                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                             Newark, Delaware 19711
                                 (302) 738-6680
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                   Copies to:

          Show-Mao Chen, Esq.                       Herman H. Raspe, Esq.
         Davis Polk & Wardwell              Patterson, Belknap, Webb & Tyler LLP
18th Floor, The Hong Kong Club Building         1133 Avenue of the Americas
            3A Chater Road                        New York, New York 10036
              Hong Kong                                (212) 336-2000
            852-2533-3300

                       ----------------------------------

It is proposed that this filing become effective under Rule 466: (check the appropriate box)
                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                              Location in Form of American
                                                              Depositary Receipt ("Receipt")
Item Number and Caption                                       Filed Herewith as Prospectus
-----------------------                                       ----------------------------
1.       Name of Depositary and address of its principal      Face of Receipt -  introductory article
         executive office

2.       Title of Receipts and identity of deposited          Face of Receipt - top center
         securities

Terms of Deposit:

         (i)      The amount of deposited securities          Face of Receipt - upper right corner
                  represented by one American Depositary
                  Share

         (ii)     The procedure for voting, if any, the       Reverse of Receipt - Paragraphs (15),
                  deposited securities                        (16), (25) and (26).

         (iii)    The collection and distribution of          Reverse of Receipt - Paragraph (14)
                  dividends

         (iv)     The transmission of notices, reports and    Face of Receipt - Paragraph (13)
                  proxy soliciting material                   Reverse of Receipt - Paragraphs (15)
                                                              and (16).

                                                              Location in Form of American
                                                              Depositary Receipt ("Receipt")
Item Number and Caption                                       Filed Herewith as Prospectus
-----------------------                                       ----------------------------
         (v)      The sale or exercise of rights              Face of Receipt - Paragraph (2);
                                                              Reverse of Receipt - Paragraphs (14)
                                                              and (15).

         (vi)     The deposit or sale of securities           Face of Receipt - Paragraphs (3), (6)
                  resulting from dividends, splits or plans   and (7);
                  of reorganization                           Reverse of Receipt - Paragraphs (14)
                                                              and (17).

         (vii)    Amendment, extension or termination         Reverse of Receipt - Paragraphs (21)
                  the deposit agreement                       and (22) (no provision for
                                                              extensions).

         (viii)   Rights of holders of Receipts to inspect    Face of Receipt - Paragraph (13).
                  the transfer books of the Depositary
                  and the list of holders of Receipts

         (ix)     Restrictions upon the right to deposit or   Face of Receipt - Paragraphs (2), (3),
                  withdraw the underlying securities          (4),(6) and (7), (9) and (10).

         (x)      Limitation upon the liability of the        Face of Receipt - Paragraph (7)
                  Depositary                                  Reverse of Receipt - Paragraphs (18)
                                                              and (19).

3.       Fees and charges which may be imposed                Face of Receipt - Paragraph (10).
         directly or indirectly on holders of Receipts

Item 2. AVAILABLE INFORMATION                                 Face of Receipt - Paragraph (13).

AU Optronics Corp. (the "Company") will, upon the effectiveness of this F-6 Registration Statement on Form F-6, continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Deposit Agreement, dated as of May 29, 2002, by and among the AU Optronics Corp. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Deposit Agreement").*

            (a)(ii) Form of Amendment No. 1 to Deposit Agreement, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(ii).

            (b) Letter Agreement, dated as of September 16, 2002, by and among the Company, the Depositary and United Microelectronics Corporation ("UMC") for the sole purpose of accommodating the issuance of American Depositary Shares evidenced by American Depositary Receipts upon UMC's deposit of the Company's shares with the Depositary following the exchange of bonds issued by UMC in accordance with, and subject to, the terms and conditions of the indenture governing such bonds. -- Filed herewith as Exhibit (b).

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three (3) years. -- None.

            (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered.*

            (e) Certificate under Rule 466. -- None.

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company.*

* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-118892), filed with the Commission on September 9, 2004.

Item 4. UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, to be amended by Amendment No. 1 to Deposit Agreement, by and among AU Optronics Corp., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 31st day of January, 2006.

                                        Legal entity created by the Deposit
                                        Agreement, as amended, for the issuance
                                        of American Depositary Receipts
                                        evidencing American Depositary Shares
                                        issued as (i) Share American Depositary
                                        Shares ("Share ADSs"), each Share ADS
                                        representing ten (10) shares of Common
                                        Stock, par value NT $10.00 per share
                                        ("Shares"), of AU Optronics Corp. (the
                                        "Company"), (ii) Temporary COP American
                                        Depositary Shares ("Temporary COP ADSs") automatically exchangeable into Share ADSs, each Temporary COP ADS representing an undivided interest in a global Certificate of Payment, each interest representing the irrevocable right to receive ten (10) Shares from the Company, or (iii) Temporary EC American Depositary Shares ("Temporary EC ADSs") automatically exchangeable into Share ADSs, each Temporary EC ADS representing the rights and interests in deposited Entitlement Certificates
                                        ("ECs"), each EC evidencing the
                                        irrevocable right to receive ten (10)
                                        Shares from the Company.

                                        CITIBANK, N.A., solely in its capacity
                                        as Depositary


                                        By: /s/ Paul Martin
                                            ------------------------------------
                                        Name:  Paul Martin
                                        Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, AU Optronics Corp. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Taipei, Taiwan on this 31st day of January, 2006.

                                        AU Optronics Corp.


                                        By: /s/ Max Cheng
                                            ------------------------------------
                                            Name:  Max Cheng
                                            Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on January 31, 2006.

              Signature                                     Title
              ---------                                     -----


*                                              Chairman; Chief Executive Officer
---------------------------------------
Kuen-Yao (K.Y.) Lee


/s/ Max Cheng                                  Chief Financial Officer;
---------------------------------------        Chief Accounting Officer
Max Cheng


*                                              Director
---------------------------------------
Hsuan Bin (H.B.) Chen


*                                              Director
---------------------------------------
Hsi-Hua Sheaffer Lee


*                                              Director
---------------------------------------
Po-Yen Lu


*                                              Director
---------------------------------------
Hui Hsiung


*                                              Director
---------------------------------------
Chin-Bing Peng


* By: /s/ Max Cheng
      ---------------------------------
      Max Cheng
      Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF

                               AU Optronics Corp.

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of AU Optronics Corp., has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 on the 31st day of January, 2006.

                                                   PUGLISI & ASSOCIATES


                                                   By: /s/ Donald J. Puglisi
                                                       -------------------------
                                                       Name:  Donald J. Puglisi
                                                       Title: Managing Director

                                Index to Exhibits

                                                                   Sequentially
Exhibit                       Document                             Numbered Page
-------                       --------                             -------------

(a)(ii)                       Form of Amendment No. 1 to
                              Deposit Agreement

(b)                           Letter Agreement